MOL Plc. [redacted]
Finance

08001885

RECEIVED
2008 APR 17 P 12: 26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7th April, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

Gт.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

Enclosure

4/21

▶ **MOL Plc.**

INVESTOR NEWS

7 April 2008

Shareholder's notification

MOL Hungarian Oil and Gas Plc. hereby informs capital markets participant that OMV AG notified the Board of Directors of the company on 7 April 2008 that the following companies are Concerted Parties and their collective influence accounts for 20.26% .

- OMV Aktiengesellschaft (Address: 1090 Vienna, Otto Wagner-Platz 5., Austria)
- OMV Clearing und Treasury GmbH (Address: 1090 Vienna, Otto Wagner-Platz 5., Austria)
- OMV Proterra GmbH (Address: 2230 Gänserndorf, Protteser Strasse 40., Austria)
- OMV Solutions GmbH (Address: 1020 Vienna, Lassallestrasse 3., Austria)
- OMV Future Energy Fund GmbH (Address: 1090 Vienna, Otto Wagner-Platz 5., Austria)
- OMV - International Services GmbH (Address: 1020 Vienna, Lassallestrasse 3., Austria)

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END